February 9, 2011

BY EDGAR AND OVERNIGHT MAIL

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Northeast Bancorp

Form 10-K for the period ended June 30, 2011

Filed September 27, 2011

Form 10-Q for the period ended September 30, 2011

Filed November 14, 2011

File No. 1-14588

Dear Ms. Blume:

This letter is submitted in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Northeast Bancorp’s (the “Company”) Form 10-K for the period ended June 30, 2011 filed with the Commission on September 27, 2011 (the “Form 10-K”) and Form 10-Q for the period ended September 30, 2011 filed with the Commission on November 14, 2011 (the “Form 10-Q”). Such comments are set forth in your letter dated January 27, 2011 (the “Comment Letter”), to my attention.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Presentation, page 38

1.	Please tell us and revise future filings to describe in explicit detail how you applied ASC 805 to the apparent recapitalization of the company in December 2010. Include a discussion of how you considered SAB Topic 5.J, which states that push down accounting is prohibited if less than 80 percent of the company is acquired. Further, as set forth in SAB Topic 5.J, discuss how the accredited investors meet the “mutual promotion and subsequent collaboration” model such that they are a collaborative group.

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

February 9, 2012

For legal and regulatory purposes, the December 2010 transaction was an acquisition by merger of the Company by FHB Formation LLC (“FHB”). Accordingly, in May 2010, FHB filed an application under Section 3(a) of the Bank Holding Company Act of 1956, as amended, on Form FR Y-3 (Application to Become a Bank Holding Company and/or Acquire an Additional Bank or Bank Holding Company) with the Federal Reserve Board (the “FRB”), as well as a similar application with the Superintendent of the Maine Bureau of Financial Institutions (“MBFI”), seeking approval to acquire by merger the Company. All financial analysis submitted as part of the regulatory applications, including pro forma financial statements, was prepared utilizing a new basis of accounting for the Successor Company (Northeast Bancorp and its subsidiary following the closing of the Merger with FHB), and was subject to extensive review and comment by FRB staff prior to the FRB and the MBFI approvals of the transaction.

Following the receipt of FRB and MBFI approvals, on December 29, 2010, the Predecessor Company (Northeast Bancorp and its subsidiary prior to the closing of the merger with FHB) merged with FHB (the “Merger”) in accordance with the terms of an Agreement and Plan of Merger dated March 30, 2010 (the “Merger Agreement”), which is discussed in more detail below.

Immediately prior to the Merger, FHB completed a private placement of 2,171,196 units of limited liability company interests (the “FHB Units”) at an aggregate price of $30,244,754.

In accordance with the terms of the Merger Agreement, at the effective time of the Merger:

•

Each share of the Predecessor Company’s common stock outstanding was converted into the right to receive, at the election of the holder, (a) one share of common stock of the Successor Company (the “Stock Consideration”) or (b) $13.93 (the “Cash Consideration”), subject to allocation and proration procedures that provided that, in the aggregate, 1,393,399 shares of Predecessor Company common stock were converted into the Stock Consideration and the remaining 937,933 shares of outstanding Predecessor Company common stock were converted into the Cash Consideration. Thus, after giving effect to the Merger, shareholders of the Predecessor Company’s common stock held, in aggregate, 1,393,399 shares of Successor Company common stock, representing approximately 40% of the total outstanding voting and non-voting common stock of the Successor Company.

•

Each FHB Unit outstanding was converted into the right to receive, at the election of the holder, (a) 0.96679 shares of voting common stock of the Company or (b) 0.96679 shares of non-voting common stock of the Company. Thus, after giving effect to the Merger, and in exchange for consideration in the form of the aggregate Cash Consideration and a capital contribution made by FHB to the Successor Company (the “Capital Contribution”), former members of FHB held, in aggregate, 2,099,099 shares of Successor Company common stock, representing approximately 60% of the total outstanding voting and non-voting common stock of the Successor Company.

•

Of the approximately $30.2 million in capital raised by FHB prior to the Merger that became an asset of Successor Company as a result of the Merger, approximately $13.1 million was used to fund the aggregate Cash Consideration, approximately $16.2 million was the Capital Contribution, and $1 million was used to pay Merger-related expenses.

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

February 9, 2012

•

The Board of Directors was reduced in size from 11 to nine members, of which seven were new directors selected by FHB to join the Board of Directors, including a new Chairman of the Board, and two were directors of the Predecessor Company selected by FHB to serve on the Board of the Successor Company.

•

A new executive management team, all consisting of members of FHB, was put in place at the Successor Company: Richard Wayne became the Chief Executive Officer of the Successor Company, Claire Bean became the Chief Financial Officer and Chief Operating Officer of the Successor Company, and Heather Campion became the Chief Administrative Officer of the Successor Company.

•	The Successor Company’s articles of incorporation and by-laws were amended and restated.

•

A new business plan was established for the Successor Company. In connection with the Merger, FHB sought and received permission from the FRB to change the general character of the business of the Predecessor Company’s subsidiary bank.

We applied the acquisition method of accounting to the Merger pursuant to Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), as follows:

Identify the Accounting Acquirer: As required by ASC 805-10-25-5, we referred to the guidance in ASC 810-10 related to determining the existence of a controlling financial interest in order to identify the acquirer. As discussed above, in exchange for the aggregate Cash Consideration and the Capital Contribution, FHB acquired a controlling financial interest of approximately 60% of the Successor Company’s total outstanding voting and non-voting common stock, and therefore was preliminarily identified as the accounting acquirer.

However, as FHB was incorporated relatively recently, on March 9, 2009, we also considered whether it should be “looked through” and not considered the accounting acquirer. ASC 805-10-55-15 states that a new entity formed to effect a business combination is not necessarily the accounting acquirer. By contrast, a new entity that engages in significant pre-transaction activities and transfers cash or other assets or incurs liabilities as consideration in the transaction may be the accounting

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

February 9, 2012

acquirer1. In considering this guidance, we noted that FHB had been in existence for over 21 months prior to the closing of the Merger, and that FHB was involved in significant pre-Merger activities, including the following:

1.	Evaluating banking opportunities, including:

a.	Forming a de novo financial institution: From March through May of 2009, FHB management explored a plan to form a de novo bank. An initial business plan was drafted and, with outside legal counsel, we began work on the regulatory application.

b.	Acquiring an existing financial institution: We halted work on forming a de novo institution when we learned that the timeline was likely to be very lengthy, and turned to the possibility of acquiring an existing financial institution.

2.	Identifying acquisition targets and conducting due diligence: We identified five potential acquisition targets, including Northeast, during the period from May through November 2009. After executing confidentiality agreements with each, we conducted off-site due diligence on all five opportunities. We conducted in-depth diligence on two of these opportunities, and in the case of Northeast, the diligence period extended for approximately 3.5 months.

3.	Entering into negotiations with two potential acquisition targets, including Northeast: With regard to Northeast, we also negotiated a term sheet, and eventually the definitive merger agreement, which was executed on March 30, 2010.

4.	Working with bank regulators and management of Northeast to obtain bank regulatory approval of the proposed transaction: This process took place over a twelve-month period leading up to the closing of the merger on December 29, 2010.

5.	Raising capital in the amount of $30.2 million by means of a private placement. Prior to entering into the Merger Agreement on March 30, 2010, FHB secured equity commitments from certain accredited investors to fund, at the closing of the Merger, (i) the Cash Consideration, (ii) the Capital Contribution, and (iii) fees and expenses incurred by FHB relating to the Merger of up to $1 million.

[1]	We considered the following interpretation from Ernst & Young’s Financial Reporting Developments – Business Combinations (revised September 2011):

A business combination may be consummated by forming a new entity (commonly characterized as a —Newco) that has no significant pre-combination activities other than to issue shares to the shareholders of the combining companies. In such situations, regardless of the number of entities involved in the combination, ASC 805-10-55-15 precludes Newco from being identified as the acquirer. For example, Company A and Company B agree to merge and form a new entity in order to accomplish the merger of the two companies. In this case, unless Companies A and B will have joint control over the new entity, either Company A or Company B should be identified as the acquirer in a purchase business combination based on application of the guidance in section 3.1.

However, the Newco may be the accounting acquirer if the new entity has been involved in significant pre-combination activities, such as raising capital, identifying acquisition targets, negotiating transactions, and promoting the business combination or survives (i.e., the Newco is not transitory). In a 16 August 2001 letter to the FASB, the SEC staff described its continued belief that a newly-formed entity with significant pre-combination activities cannot be viewed as an entity formed solely to issue equity interests to effect a business combination. In such cases, Newco could be deemed the accounting acquirer. This view is consistent with views previously expressed in SEC staff speeches. The FASB staff has previously indicated that the SEC staff‘s interpretation was not inconsistent with the guidance in ASC 805….

If the newly formed entity is determined to be the acquiring entity, each entity that merges into the newly formed entity would be considered an acquiree in a business combination. Accordingly, the acquisition method would apply to each of the entities merged into the newly-formed entity. That is, a new basis would be measured and recognized for the assets and liabilities of each entity merged into Newco.

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

February 9, 2012

6.	Incurring operating expenses:

a.	We hired staff to develop the Successor Company detailed business plan, which included the introduction of two significant new business lines: a loan acquisition and servicing business and an online affinity deposit program. We also engaged a marketing firm to do third party market research and develop a branding strategy for the new online affinity deposit program.

b.	We retained professional services firms: We retained legal, loan review, and other experts to assist us with a) evaluating the possibility of forming a de novo bank, b) evaluating and conducting due diligence on potential acquisition opportunities, c) negotiating transactions, and d) assisting with regulatory applications.

c.	We leased office space to house the operations of FHB.

7.	Incurring debt to finance the activities listed above. This debt was assumed by Northeast as a result of the merger, and repaid shortly thereafter.

As a result, we confirmed our initial conclusion that FHB was the accounting acquirer as they are not simply a new entity formed to issue equity interests to effect a business combination.

Determine the Acquisition Date: December 29, 2010, the closing date of the Merger, was the date that FHB gained control of the Successor Company.

Recognize assets acquired and liabilities assumed: As the accounting acquirer, FHB would record the assets acquired and liabilities assumed, based on the guidance in ASC 805. However, FHB did not exist as a separate entity after the Merger. Because the Successor Company is the only remaining entity subsequent to the Merger (when considering those entities involved in the Merger), and a business combination was determined to have occurred amongst these entities requiring a new basis of accounting for the assets and liabilities, the Successor Company’s assets and liabilities were recorded utilizing this new basis in its consolidated financial statements. At the Merger date, the Successor Company recognized the identifiable assets acquired and the liabilities assumed based on their then fair values in accordance with ASC Topic 820, Fair Value Measurement (“ASC 820”). The Successor Company also recognized a bargain purchase gain as the difference between the total purchase price and the net assets acquired.

*        *        *

As discussed with Paul Cline in several conversations, most recently on February 7, 2012, we considered and evaluated the applicability of Staff Accounting Bulletin 5.J, New Basis of Accounting Required in Certain Circumstances, and we concluded that the guidance was not applicable to the Merger, principally because of the application of ASC 805 in the manner described herein.

*        *        *

The Company will include the following disclosure in future filings:

On December 29, 2010, we completed a merger with FHB Formation LLC, a Delaware limited liability company. As a result of the merger, we received a capital contribution of $16.2 million (in addition to the approximately $13.1 million in cash consideration paid to holders of Predecessor

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

February 9, 2012

Company stock and $1 million for merger-related expenses), and the former members of FHB collectively acquired approximately 60% of our outstanding common stock. We have applied the acquisition method of accounting, as described in ASC 805, to the merger, which represents an acquisition by FHB of Northeast, with Northeast as the surviving company (the “Successor Company”). In the application of ASC 805 to this transaction, we considered the following:

Identify the Accounting Acquirer: FHB was identified as the accounting acquirer. FHB, which was incorporated on March 9, 2009, acquired a controlling financial interest of approximately 60% of the Successor Company’s total outstanding voting and non-voting common stock in exchange for the aggregate Cash Consideration and the Capital Contribution.

In our evaluation and identification of FHB as the accounting acquirer, we concluded that FHB was a substantive entity involved in significant pre-merger activities, including the following: raising capital; incurring debt; incurring operating expenses; leasing office space; hiring staff to develop the Successor Company business plan; retaining professional services firms; and identifying acquisition targets and negotiating potential transactions, including the merger.

Determine the Acquisition Date: December 29, 2010, the closing date of the merger, was the date that FHB gained control of the combined entity.

Recognize assets acquired and liabilities assumed: Because neither the Predecessor Company (the acquired company) nor FHB (the accounting acquirer) exist as separate entities after the merger, a new basis of accounting at fair value for the Successor Company’s assets and liabilities was established in the consolidated financial statements. At the acquisition date, the Successor Company recognized the identifiable assets acquired and the liabilities assumed based on their then fair values in accordance with ASC Topic 820, Fair Value Measurement. The Successor Company recognized a bargain purchase gain as the difference between the total purchase price and the net assets acquired.

As a result of application of the acquisition method of accounting to the Successor Company’s balance sheet, the Successor Company’s financial statements from the periods prior to the transaction date are not directly comparable to the financial statements for periods subsequent to the transaction date. To make this distinction, we have labeled balances and results of operations prior to the transaction date as “Predecessor Company” and balances and results of operations for periods subsequent to the transaction date as “Successor Company.” The lack of comparability arises from the assets and liabilities having new accounting bases as a result of recording them at their fair values as of the transaction date rather than at historical cost basis. To denote this lack of comparability, a heavy black line has been placed between the Successor Company and Predecessor Company columns in the Consolidated Financial Statements and in the tables in the notes to the statements and in this discussion. In addition, the lack of comparability means that the periods being reported in the fiscal year ending June 30, 2011 in the statements and tables are not the same periods as reported for the fiscal year ended June 30, 2010.

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

February 9, 2012

Loans, page 53

2.	Please revise future filings to include a discussion and quantification of the fair value mark made to loans at the date of merger.

The Company will include the following disclosure in future filings:

The Merger was accounted for under ASC 805, which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, were recorded at fair value as of the date of the Merger. No allowance for loan losses related to the acquired loans was recorded on the acquisition date because the fair value of the loans acquired incorporated assumptions regarding credit risk. Loans acquired were recorded at fair value in accordance with the fair value methodology prescribed in ASC 820. The fair value estimates associated with acquired loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

Acquired credit-impaired loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality, found in ASC Topic 310-30, Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality, and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans. Loans acquired with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered to be credit impaired.

The fair value adjustments recorded at December 29, 2010 in connection with loans acquired through the Merger follows:

	Predecessor Company	Fair Value Adjustment	Successor Company
	(Dollars in thousands)

Mortgage loans:
Residential	$99,888	$(37)	$99,851
Commercial	118,602	(1,549)	117,053
Construction	9,311	(188)	9,123
Home equity	52,308	(500)	51,808

	280,109	(2,274)	277,835
Other loans:
Commercial business	27,529	(1,815)	25,714
Consumer	59,647	(1,455)	58,192

Total	$367,285	$(5,544)	$361,741

3.	Please revise future filings to provide a detailed discussion of how you identified the loans acquired with evidence of credit impairment at the merger date. Provide disaggregated disclosures of these loans, by category. Provide a roll-forward that includes the amount of the contractual cash flows, the accretable yield, the non-accretable yield and the expected cash flows at the merger date, updated at each subsequent balance sheet date. Also, provide a roll-forward of the accretable yield.

The Company will include the following disclosure in future filings:

At the Merger, certain of the loans acquired were identified as having evidence of credit deterioration since their origination, and it was probable that the Company would not collect all

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

February 9, 2012

contractually required principal and interest payments. Purchased credit impaired (“PCI”) loans identified at the time of the acquisition were accounted for using the measurement provisions set forth in ASC 310-30 Receivables - Loans and Debt Securities Acquired with Deteriorated Credit Quality. PCI loans were recorded at fair value at the date of acquisition and the historical allowance for credit losses related to these loans was not carried over.

A nonaccretable difference was established in acquisition accounting for PCI loans to absorb losses expected at that time on those loans. Amounts absorbed by the nonaccretable difference do not affect the income statement or the allowance for loan losses.

Substantially all of the Company’s PCI loans are accounted for as individual loans. The following table details purchased credit impaired loans identified at the Merger date of December 29, 2010:

	At December 29, 2010
	Residential real estate and Consumer	Commercial real estate and Commercial business	Total
	(Dollars in thousands)

Contractually required payments receivable	$4,148	$4,977	$9,125
Nonaccretable difference	(1,282)	(1,893)	(3,175)

Cash flows expected to be collected	2,866	3,084	5,950
Accretable yield	(958)	(344)	(1,302)

Loan carrying amount	$1,908	$2,740	$4,648

The following table details PCI loans acquired after the Merger through June 30, 2011.

During the 184 Days ended June 30, 2011
Commercial real estate and Commercial business
(Dollars in thousands)

Contractually required payments receivable	$159
Nonaccretable difference	(159)

Cash flows expected to be collected	0
Accretable yield	0

Loan carrying amount	$0

The change in accretable yield during the 184 days ended June 30, 2011 related to loans acquired with deteriorated credit quality follows.

(Dollars in thousands)

Beginning balance	$1,302
Accretion	(929)
Acquisitions	0
Reclassifications from nonaccretable difference	0

End balance	$373

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

February 9, 2012

Asset Quality, page 57

4.	Please revise future filings to delete the inclusion of the predecessor’s ending ALL balance in the successors’ ALL activity, as currently presented in the roll-forward.

The Company will remove the inclusion of the Predecessor Company’s ending allowance for loan losses in the activity of the Successor Company.

Non-Performing Loans, page 61

5.	Please revise future filings to provide an expanded explanation of the loans that are current and paying as agreed but that are classified as non-performing, including what a sustainable period of performance is. Clarify whether or not these loans were previously considered troubled debt restructurings (TDR).

The Company will include the following disclosure in future filings:

At June 30, 2011, the Company had $3.1 million of nonperforming loans that were paying in accordance with their contractual terms. Nonperforming loans are returned to accrual status if a period of satisfactory repayment performance has been met and doubt no longer exists surrounding the ultimate collectability of all amounts contractually due. Generally, the Company considers six months of regular repayment as satisfactory performance. Loans modified in a troubled debt restructuring (“TDR”) are initially classified as nonperforming until satisfactory repayment performance has occurred under the loan’s restructured terms. Included in nonperforming loans at June 30, 2011 were loans modified in a TDR totaling $859 thousand that were paying in accordance with their modified terms.

Liquidity Risk, page 64

6.	Please revise future filings to discuss your participation in the Capital Purchase Program, including a description of the securities and warrants issued. Similarly, revise the footnotes to the financial statements to discuss the characteristics of the securities and warrants.

The Company will include the following disclosures in future filings:

In the “Liquidity Risk” section of future Form 10-K filings, the Company will provide the following disclosure:

Troubled Asset Relief Program Capital Purchase Program

On December 12, 2008, in connection with the Company’s participation in the federal government’s Troubled Asset Relief Program (“TARP”) Capital Purchase Program, the Company issued 4,227 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation preference $1,000 per share (the “Series A Preferred Stock”), and a warrant to purchase 67,958 shares of the Company’s common stock for an purchase price of $634 thousand (the “TARP Warrant”) to the U.S. Department of the Treasury (the “Treasury”). For more information on the Series A Preferred Stock and the TARP Warrant issued to the Treasury in connection with the TARP Capital Purchase Program, see Notes — and — to the Company’s Consolidated Financial Statements included in this Annual Report.

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

February 9, 2012

The Company will include the following in the footnotes to the financial statements of future filings:

Troubled Asset Relief Capital Purchase Program

On December 12, 2008, in connection with the Company’s participation in the federal government’s Troubled Asset Relief Program (“TARP”) Capital Purchase Program, the Company issued 4,227 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation preference $1,000 per share (the “Series A Preferred Stock”), and a warrant to purchase 67,958 shares of the Company’s common stock for an purchase price of $634 thousand (the “TARP Warrant”) to the U.S. Department of the Treasury (the “Treasury”).

The Series A Preferred Stock qualifies as Tier 1 capital and pays cumulative dividends at a rate of 5% per annum until December 12, 2013. Thereafter, the dividend rate will increase to 9% per annum. On and after December 12, 2013, the Company may, at its option, redeem shares of Series A Preferred Stock, in whole or in part, at any time and from time to time, for cash at a per share amount equal to the sum of the liquidation preference per share plus any accrued and unpaid dividends. The Series A Preferred Stock may be redeemed, in whole or in part, at any time and from time to time, at the option of the Company, subject to consultation with the Company’s primary federal banking regulator, provided that any partial redemption must be for at least 25% of the issue price of the Series A Preferred Stock. Any redemption of a share of Series A Preferred Stock would be at one hundred percent (100%) of its issue price, plus any accrued and unpaid dividends and the Series A Preferred Stock may be redeemed without regard to whether the Company has replaced such funds from any other source, or to any waiting period.

The TARP Warrant is exercisable at $9.33 per share at any time on or before December 12, 2018. The number of shares of the Company’s common stock issuable upon exercise of the TARP Warrant and the exercise price per share will be adjusted if specific events occur. Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the TARP Warrant. Neither the Series A Preferred Stock nor the TARP Warrant will be subject to any contractual restrictions on transfer, except that Treasury may not transfer a portion of the TARP Warrant with respect to, or exercise the TARP Warrant for, more than one-half of the shares of common stock underlying the TARP Warrant prior to the date on which the Company has received aggregate gross proceeds of not less than $4.2 million from one or more qualified equity offerings.

Stock-Based Compensation

At December 31, 2011, the Company had outstanding a warrant to purchase 67,958 shares of common stock issued to the Treasury on December 12, 2008 in connection with the Company’s participation in the TARP Capital Purchase Program. The TARP Warrant has an exercise price of $9.33 per share and expires on December 12, 2018. The TARP Warrant is recorded as a permanent component of stockholders’ equity in accordance with ASC Topic 815, Derivatives and Hedging. At June 30, 2011, the intrinsic value of the warrant was $287 thousand.

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

February 9, 2012

Financial Statements

General

7.	Please refer to the statements of cash flows and revise future filings to provide disaggregated disclosure of the items included in the accretion of fair value adjustments for loans, etc., and the changes in loans held for sale line items.

The Company will revise future filings to disaggregate the accretion of fair value adjustments by financial asset or liability in the statements of cash flows. The Company will also revise future filings to disaggregate origination and sale activity related to loans held for sale in the statements of cash flows.

Summary of Significant Accounting Policies

Allowance for Loan Losses, page 78

8.	Please revise future filings to disclose the number of years used to determine the rolling average of historical losses by loan segment. Discuss whether or not you weight the periods used to determine these averages.

The Company will include the following disclosure in future filings:

The Company currently considers its loss experience subsequent to the Merger in its quantitative historical loss analysis. The Company does not weight periods used in that analysis to determine the average loss rate in each portfolio segment. Further, the Company considers qualitative information, including certain experience of the Predecessor Company, in determining its average loss factor for purposes of Company’s allowance for loan losses.

9.	Please revise future filings to clarify why you do not separately identify individual consumer and residential real estate loans for impairment disclosures unless they are subject to a TDR agreement.

The Company will include the following disclosure in future filings:

Large groups of smaller-balance homogeneous loans, such as consumer and residential real estate loans are collectively evaluated for impairment based on the group’s historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans. Accordingly, the Company does not separately identify individual consumer and residential loans for individual impairment and disclosure. However, all loans modified in troubled debt restructurings are individually reviewed for impairment.

10.	Please revise future filings to disclose your policy for removing TDR’s from impairment classification.

The Company will include the following disclosure in future filings:

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

February 9, 2012

The Company considers all loans identified as being modified in a TDR as impaired loans. By policy, the Company does not remove TDRs from impairment classification.

Available for Sale Securities, page 85

11.	Please revise future filings to specifically quantify agency and non-agency issued mortgage backed securities. Provide a brief discussion that identifies the issuers and the nature of the underlying loans.

The Company did not hold non-agency mortgage-backed securities at June 30, 2011 or in subsequent quarters to date. The Company will rename captions related to such securities in the footnotes to its financial statements as “Mortgage-backed securities issued by government agencies.”

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 585-3202.

Sincerely, NORTHEAST BANCORP

/s/ Claire S. Bean

Claire S. Bean Chief Financial Officer

cc:	Richard Wayne

Chief Executive Officer, Northeast Bancorp

William P. Mayer, Esq.

Paul W. Lee, Esq.

Samantha M. Kirby, Esq.

Goodwin Procter LLP